CORPHOUSING GROUP INC.

2125 Biscayne Blvd |Suite 253

Miami, Florida 33137

                                                      October 26, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	CorpHousing Group Inc.
Registration Statement on Form S-1
Registration No. 333-267821

Gentlemen:

In connection with the Registration Statement on Form S-1 of CorpHousing Group Inc., the undersigned hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on October 28, 2022 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

CORPHOUSING GROUP INC.

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Chief Executive Officer